SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Press Release – Telecom Argentina S.A. announces consolidated results for the annual period (‘FY17’) and fourth quarter for fiscal year 2017 (‘4Q17’).

FOR IMMEDIATE RELEASE

Market Cap P$280.7 billion

March 7th, 2018

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated results for the annual period (‘FY17’) and fourth quarter for fiscal year 2017 (‘4Q17’)

■	Consolidated Revenues amounted to P$65,186 million (+22.4% vs. FY16); Service Revenues reached P$56,971 million (+25.6% vs. FY16); Fixed Voice Services and Internet Services +41.5% and +28.7% vs. FY16, respectively; and Mobile Services in Argentina +22.2% vs. FY16.

■	Mobile subscribers in Argentina: 19.0 million in FY17.

■	Mobile Internet in Argentina +57.4% vs. FY16; 49.7% of Service Revenues.

■	Mobile ARPU in Argentina increased to P$142.3 per month in FY17 (+26.8% vs. FY16).

■	ADSL ARPU raised to P$359.6 per month in FY17 (+32.7% vs. FY16); monthly churn reached 1.4% in FY17.

■	Consolidated Operating costs -including D&A and disposals and impairment of PP&E- totaled P$53,207 million (+17.0% vs. FY16).

■	Operating Income before Depreciation and Amortization (‘EBITDA’) reached P$19,356 million (+34.2% vs. FY16), 29.7% of consolidated revenues.

■	Net Income amounted to P$7,724 million (+92.9% vs. FY16). Net Income attributable to Telecom Argentina amounted to P$7,630 million (+91.9% vs. FY16), influenced by the growth in EBITDA and better financial results.

■	Capex reached P$11,143 million in FY17, equivalent to 17.1% of Consolidated Revenues.

■	Net Financial Debt Position: P$3,260 million, an improvement of P$2,632 million vs. FY16, mostly due to an increase in operating cash flow.

	As of December, 31
(in million P$, except where noted)	2017	2016	Δ$	Δ%
Consolidated Revenues	65,186	53,240	11,946	22.4%
Mobile Services	44,726	38,226	6,500	17.0%
Fixed Services	20,460	15,014	5,446	36.3%
Operating Income before D&A	19,356	14,424	4,932	34.2%
Operating Income	12,112	7,843	4,269	54.4%
Net Income attributable to Telecom Argentina	7,630	3,975	3,655	91.9%
Shareholders’ equity attributable to Telecom Argentina	23,086	19,336	3,750	19.4%
Net Financial Position - (Debt) / Cash	(3,260)	(5,892)	2,632	-44.7%
CAPEX (excluding spectrum)	11,143	11,386	(243)	-2.1%
Fixed lines in service (in thousand lines)	3,795	3,920	(125)	-3.2%
Mobile customers (in thousand)	21,430	22,052	(622)	-2.8%
Personal (Argentina)	18,980	19,514	(534)	-2.7%
Núcleo (Paraguay) -including Wimax customers-	2,450	2,538	(88)	-3.5%
Broadband accesses (in thousand)	1,744	1,738	6	0.3%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	152.3	97.9	54.4	55.5%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	142.3	112.3	30.0	26.8%
Average Revenue per user (ARPU) ADSL (in P$)	359.6	270.9	88.7	32.7%

1	www.telecom.com.ar

Buenos Aires, March 7, 2018 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$7,724 million for the annual period ended December 31, 2017, or +92.9% when compared to FY16. Net income attributable to Telecom Argentina amounted to P$7,630 million (+P$3,655 million or +91.9% vs. FY16).

	FY17	FY16	Δ $	Δ %
Consolidated Revenues (MMP$)	65,186	53,240	11,946	22.4%
Net Income attributable to Telecom Argentina(MMP$)	7,630	3,975	3,655	91.9%
Earnings attributable to Telecom per Share (P$)	7.9	4.1	3.8
Earnings attributable to Telecom per ADR (P$)	39.4	20.5	18.9
Operating Income before D&A *	29.7%	27.1%
Operating Income *	18.6%	14.7%
Net Income*	11.8%	7.5%

*As a percentage of Consolidated Revenues

 Note: The average of ordinary shares outstanding amounted to 969,159,605.

During FY17, Consolidated Revenues increased by 22.4% to P$65,186 million (+P$11,946 million vs. FY16), mainly driven by Fixed Voice Services, Fixed Internet Services and Mobile Services in Argentina. Moreover, Operating Income reached P$12,112 million (+P$4,269 million or +54.4% vs. FY16).

Consolidated Operating Revenues

Mobile Services

As of December 31, 2017, mobile clients amounted to 21.4 million.

Third Parties Revenues amounted to P$44,726 million (+17.0% vs. FY16), of which the services revenues represented P$37,174 million (+22.2% vs. FY16). The commercial strategy was focused on the innovation, which promotes the consumption of mobile internet services through an updated offer of plans suitable for all market segments.

Personal in Argentina

As of December 31, 2017, Personal reached 19.0 million subscribers in Argentina, where postpaid clients represented 35% of the subscriber base.

In FY17, Third Parties Revenues reached P$41,797 million (+P$6,197 million or +17.4% vs. FY16) while Service Revenues (excluding equipment sales) amounted to P$34,289 million (+22.2% vs. FY16), with 49.7% corresponding to mobile internet revenues (vs. 38.6% as in FY16), as Mobile Internet Revenues amounted to P$17,048 million (+57.4% vs. FY16). Revenues from Outbound Mobile Services reached P$29,980 million (+20.6% vs. FY16), mainly due to price increases in postpaid client segments and, to a lesser extent, due to the increases in the amount of online recharges of prepaid subscribers. Meanwhile, Revenues from Inbound Mobile Services amounted to P$2,710 million (+58.4% vs. FY16), increase that was mainly generated by price increases in CPP and TLRD. In addition, equipment sales decreased by 1.2% vs. FY16, reaching P$7,446 million, equivalent to 17.8% of total revenues.

The average monthly revenue per user (‘ARPU’) amounted to $142.3 during FY17 (+26.8% vs. FY16).

Mobile Customers & Revenues in Argentina (in billion P$)

2	www.telecom.com.ar

Commercial Initiatives

Following the changes in customer consumption and working towards proposals focused on higher availability of data, Personal developed ‘Gigas compartidos’, the first offer of plans in the Argentine market which allows the sharing of data included in the plan between different mobile lines. Likewise, the proposal of free Whatsapp usage for customers who recharge credit continued, becoming a benchmark for the industry.

At the same time, the promotion of the update of our clients’ devices with discounts and special financing continued, with a strong focus on e-commerce marketing. In this framework, Personal participated in the Cyber Monday 2017 where customers could access to 4G devices with discounts of up to 50% and 18 installments without interest.

As part of the actions associated with the brand positioning within the youth segment, Personal and Huawei presented the 12th edition of ‘Personal Fest 2017’, where over 50,000 people enjoyed during two days music and outdoor entertainment, while more than 1.2 million followed it via streaming.

Personal in Paraguay (‘Núcleo’)

As of December 31, 2017, Núcleo’s subscriber base reached around 2.5 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated revenues from Third Parties equivalent to P$2,991 million during FY17 (+13.2% vs. FY16). Internet revenues amounted to P$1.294 million (+32.3% vs. FY16) representing 44.9% of FY17 service revenues (vs. 41.1% in FY16).

Mobile consumption of Telecom Personal in Argentina

(*) Includes reestimation of consumption of minutes and SMS per client

Fixed Services (Voice, Internet and Data)

During FY17, Revenues generated by Fixed Services reached P$19.797 million, +32.7% vs. FY16; with Voice revenues increasing by +41.5% vs. FY16, mainly due to price increases in monthly fees. Meanwhile, Internet revenues grew by +28.7% vs. FY16 and Data Revenues were up by +22.5%.

Voice

Total Voice revenues reached P$8,505 million in FY17 (+41.5% vs. FY16). This increase was mainly explained by monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$152.3 in FY17, +55.5% vs. FY16.

Fixed Services Revenues

3	www.telecom.com.ar

Internet

As of December 31, 2017, Telecom Argentina reached more than 1.7 million ADSL accesses. These connections represented 46.0% of Telecom’s fixed lines in service. Additionally, ADSL ARPU reached P$359.6 per month in FY17, +32.7% when compared to FY16, while the average monthly churn rate for the period reached 1.4% in FY17 vs. 1.7% in FY16. Clients with service of 15Mb or higher currently represent 20% of the total customer base as of FY17

Data

Data revenues (services mainly offered to Corporate customers, SMEs, Government and to other operators) amounted to P$3,577 million (+P$658 million or +22.5% vs. FY16), generated in a context that evidence the strong position of Telecom as an integrated ICT provider. This increase was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/U$S exchange rate and due to the increase in the number of clients.

Telecom continues to evolve its portfolio of security services with the PenTest service, a tool that seeks to assess the security level of a company’s computer systems, identifying vulnerabilities in its network infrastructure in the front of growing companies’ concerns to safeguard critical information for their businesses.

Moreover, as part of its connectivity strategy for corporate clients, it was developed ‘Integra 4G’, a solution that provides Internet access using the resources of the 4G/LTE Personal mobile network, that can be used in a transitory mode (access that allows a temporary connection to Internet to be used in cases of extended provision times) as well as back up (allows providing an Internet access to support the main service).

Consolidated Operating Costs

Consolidated Operating Costs totaled P$53,207 million in FY17, an increase of P$7,727 million, or +17.0% vs. FY16 (including ‘Disposals and impairment of PP&E’ that resulted in a loss of P$316 million in FY17 vs. a loss of P$383 million in FY16). Continuing with the trend observed during the lasts quarters, this overall increase is below inflation levels and moreover Revenue growth, which allowed a significant increase in the Company’s EBITDA and to improve its margin. This was a result of a higher level of efficiency in the cost structure. Higher costs are mainly associated to the effect of higher revenues, a highly competitive environment in the mobile and Internet businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in fees for services related to price adjustments in supplier contracts, increases in taxes and in provisions. These increases were partially offset by lower VAS (Value Added Services) costs, commissions, and bad debt expenses, among others.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$12,718 million (+29.8% vs. FY16), mainly impacted by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. In addition, severance indemnities and termination benefits experienced a rise of +P$423 million or +81% vs. FY16. Finally, total employees at the end of FY17 amounted to 15,396.

Consolidated Costs

% Revenues

(*) Includes disposals and impairment of PP&E

4	www.telecom.com.ar

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$3,148 million, +23.3% vs. FY16. This increase resulted mainly from higher costs related to TLRD due to price increases, partially offset by lower roaming costs.

- Fees for services, maintenance, materials and supplies amounted to P$6,600 million (+31.8% vs. FY16), mainly due to greater expenses in fixed telephony and broadband connections and to higher costs in software maintenance in the fixed segment and systems’ licenses in the mobile segment. There were also increases in costs associated with fees for services, mainly related to call centers and higher costs recognized to suppliers in both mobile and fixed segments.

- Taxes and fees with regulatory authorities reached P$6,107 million (+19.2% vs. FY16), impacted mainly due to the increase in fixed and mobile services revenues, and therefore the increase in turnover tax, as well as higher bank debit and credit taxes related to collection flows and payments to suppliers, partially offset by lower fees with the regulatory authorities.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$3,631 million (-5.7% vs. FY16). The decrease in commissions (before SAC capitalization, P$4,617 million in FY17 vs. P$5,252 million in FY16) is mainly due to a reduction in commissions paid to commercial channels, thanks to a more efficient new agent compensation model, and a reduction in collection commissions, CPP and other fees. Agent commissions capitalized as SAC amounted to P$986 million (-29.7% vs. FY16), being this reduction related to a lower level of additions.

- Cost of handsets sold totaled P$6,684 million (+8.0% vs. FY16), this increase was mainly due to greater equipment sales in the fixed segment as a consequence of the implementation of certain projects, and in the mobile segment due to higher costs per device partially offset by a reduction in the quantity of handsets sold, given the modification in strategy where the effort was centered more in the change of devices in order to achieve higher mobile plans upselling and less on capture operations. Deferred costs as SAC amounted to P$80 million (-38.5% vs. FY16). Lower deferred costs were related to the referred lower quantities of equipment sold during FY17.

- Advertising amounted to P$1,218 million (+39.4% vs. FY16), due to new advertising campaigns launched by the Company during 2017, and in particular due to higher advertisement in media.

- Depreciation and Amortization reached P$6,928 million (+11.8% vs. FY16). PP&E depreciation amounted to P$5,039 million (+15.6% vs. FY16) resulting from the incorporation of assets related to the investment plan that the Company has been executing; the amortization of SAC and service connection costs that totaled P$1,524 million (+3.4% vs. FY16); the amortization of 3G/4G licenses that amounted to P$325 million (-3.8% vs. FY16), due to the extension in the duration of the licenses, and the amortization of other intangible assets that reached P$40 million (+42.9% vs. FY16).

- Other Costs totaled P$6,173 million (+4.9% vs. FY16), of which Provisions expenses reached P$590 million (+215.5% vs. FY16), increasing mostly due to higher labor claims followed by civil and commercial claims during FY17, as well as other operating costs

D&A

(in billion P$)

5	www.telecom.com.ar

that totaled P$3,280 million, growing by 26.6% vs. FY16 mainly due to the effect of price increases in transactions with suppliers in Argentina and the increase in prices of property and site leases, principally due to additions and contract renegotiations. These increases were partially offset by a decrease on VAS costs that totaled P$874 million (-41.7% vs. FY16), due to a redesign in the offer of these services.

Consolidated Financial Results

Net Financial Results totaled a loss of P$486 million, which represented an improvement of P$1,758 million vs. FY16. This was mainly explained by lower losses from net interests of P$529 million in FY17 (+P$954 million vs. FY16), due to lower cost from financial liabilities; and in addition, due to greater gains on mutual funds and other investments, which reached P$1.100 million (+P$752 million vs. FY16), driven by higher yields and invested amounts.

Consolidated Net Financial Debt

As of December 31, 2017, Net Financial Debt Position (Cash, Cash Equivalents plus Financial Investments and Financial NDF minus Loans) totaled P$3,260 million, an improvement of P$2,632 million when compared to the Net Financial Debt as of December 31, 2016, this latter due to a better Company’s cash flow generation related to the increase in EBITDA and a greater efficiency in working capital management.

Capital Expenditures

During FY17, the Company invested P$11,143 million (-2.1% vs. FY16). Of this amount, P$5,407 million were allocated to Fixed Services and P$5,736 million to Mobile services, focusing on projects that maximize the network capacity and on the development of products and services that contribute to address the customers needs that today demand for connectivity and data availability. In relative terms, Capex reached 17.1% of consolidated revenues.

In terms of infrastructure, during 2017 the Company continued enhancing the evolution of services with the deployment of the Personal 4G/LTE network, together with the technological reconversion of 2G/3G networks, and the deployment of fiber optics to increase home broadband connection. The deployment of 4G reaches 1,173 locations with coverage of 85% of the population of Argentina (94% of the population of capital cities). Also, the deployment of 4G+ services continued to advance throughout the country, thanks to the solution of 4G Carrier Aggregation (use of two simultaneous frequency bands). This benefits our customers with a better service experience and speeds that reach 100 Mbps.

In this context, the first 4G site in 2.6Ghz spectrum band was inaugurated, giving coverage to the Hilton Hotel area of Puerto Madero. The deployment of this infrastructure allows the increase of simultaneous traffic capacity of the network, allowing to provide greater connection capacity, besides improving the quality of the mobile data service.

in million of P$	EE16	EE17	$ Var
Net Interests	-$1,483	-$529	$954
Gains on Mutual Funds & other inv.	$ 348	$1,100	$752
FX results net of NDF instruments	-$1,055	-$1,007	$48
Others	-$54	-$50	$4
Total	-$2,244	-$486	$1,758

Net Financial Debt
(in billion P$)

Capex (In billion P$)

6	www.telecom.com.ar

Relevant Matters

Merger by absorption of Sofora Telecomunicaciones S.A., Nortel Inversora S.A. and Telecom Personal S.A. into Telecom Argentina S.A.

On December 1, 2017 at 12:00am, Telecom Argentina absorbed the operations of Nortel Inversora S.A. (‘Nortel’), Sofora Telecomunicaciones S.A. (‘Sofora’) and Telecom Personal S.A. (‘Personal’) (all together ‘The Companies’), in accordance with the Preliminary Reorganization Agreement, dated March 31, 2017, and the Final Reorganization Agreement, dated November 13, 2017, pursuant to which The Companies agreed to merge Nortel, Sofora and Personal into Telecom Argentina as the surviving company (the ‘Reorganization’). As a result, the Reorganization became effective.

Additionally, in accordance with the authorization provided by the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina S.A. held on May 23, 2017, on December 15, 2017, 161,039,447 Class ‘A’ shares have been converted into an equal number of Class ‘B’ shares of Telecom Argentina. Moreover, pursuant to the terms of the merger by absorption of Nortel into Telecom Argentina, on December 15, 2017 it was completed the exchange of the Preferred Class ‘B’ book-entry Shares, with no voting rights and with a nominal value of ten Argentinian pesos ($10.-), each issued by Nortel (‘Nortel Preferred B Shares’), for the corresponding book-entry, ordinary, Class ‘B’ Shares, with one vote per share and with a nominal value of one Argentinian peso, each issued by Telecom Argentina (‘Telecom Argentina Class B Shares’). As a consequence, the holders of Nortel Preferred Shares received a total of 197,871,855 Telecom Argentina Class B Shares.

General Ordinary Shareholders’ Meeting of Telecom Argentina held on November 30, 2017 and dividend distribution

The General Ordinary Shareholders’ Meeting held on November 30, 2017 approved the delegation of powers into the Board of Directors of the Company to withdraw up to the amount of 6,940.5 million Pesos from the ‘Reserve of Future Cash Dividends’ and to arrange the distribution of the withdrawn funds in concept of cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors. Moreover, the Company’s Board of Directors on its meeting held on December 18, 2017 and in accordance to the powers delegated to it by the aforementioned Shareholders’ Meeting, decided to withdraw the amount of P$4,150,312,272 of the ‘Reserve for Future Cash Dividends’ and to distribute such amount as cash dividends, that were made available to Shareholders on December 29, 2017.

Merger by Absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company) - ENACOM´s approval

On December 22, 2017, Telecom Argentina S.A. was notified of Resolution No° 5,644-E/2017, by which the Ente Nacional de Comunicaciones (‘ENACOM’) resolved:

1- SECTION 1.- The company CABLEVISIÓN S.A. is hereby authorized to transfer in favour of the company TELECOM ARGENTINA S. A. the Broadcasting Registry by physical and / or radioelectric link, including the permissions / frequencies necessary for the provision of the broadcasting service by subscription through radioelectric link, as well as the authorizations of areas for the provision of those services (physical and radioelectric link), which may operate in Area II, defined in accordance with the provisions of Decree

7	www.telecom.com.ar

No. 1,461/93 and its amendments, and in the cities of Rosario, Santa Fe province and Córdoba, in the same province, as of January 1, 2018, in accordance with the provisions of section 5 of the National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and with the modalities provided by ENACOM Resolution No. 5,641/2017 dated December 20, 2017.

2-SECTION 2.- The company CABLEVISIÓN S. A. is hereby authorized to transfer the registration of the Radio-Electric Trunking Services License (‘SRCE’) to the company TELECOM ARGENTINA S. A.

3 -SECTION 3.- The company CABLEVISIÓN S.A. is hereby authorized to transfer in favour to the company TELECOM ARGENTINA S. A the authorizations and permits for the use of frequencies and the assignments of numbering and signaling resources for the provision of the referred services that are owned by the absorbed company CABLEVISIÓN S.A., under the terms of the current legislation (Annex IV of Decree 764/2000), and of the agreement signed by the company NEXTEL COMMUNICATIONS ARGENTINA S.R.L., on April 12, 2017 (IF-2017-08818737- APN-ENACOM#MCO), according to which TELECOM ARGENTINA S.A., in its capacity as surviving company of CABLEVISIÓN S. A, must, within TWO (2) YEARS of the merger’s approval by the NATIONAL COMMISSION FOR THE DEFENSE OF COMPETITION and the ENACOM or the organizations that in the future will replace them in their functions, return the radioelectric spectrum that exceeds the limit provided in Article 5º of the Resolution Nº 171-E/17 of the MINISTRY OF COMMUNICATIONS and / or the norm that replaces it in the future. To this end, the company must submit to the ENTE NACIONAL DE COMUNICACIONES, with a minimum of one year’s notice before the expiration of the TWO (2) year term, a proposal for adaptation to said cap. ENACOM may accept the proposal, reject it and / or request a new presentation with the modifications it deems pertinent.

4-SECTION 7.- The change of corporate control in accordance with section 33 of the General Corporate Law N°19,550 in the company TELECOM ARGENTINA S. A. is hereby authorized and will occur once the merger becomes effective and the Shareholders’ Agreement dated July 7, 2017 accompanied in its presentation of September 21, 2017 enters into force, as a result of which CABLEVISIÓN HOLDING S.A. will be the controlling entity of TELECOM ARGENTINA S. A. as a surviving company of CABLEVISIÓN S. A.

General Ordinary Shareholders’ Meeting of Telecom Argentina held on December 28, 2017

The General Ordinary Shareholders’ Meeting held on December 28, 2017 approved the Medium Term Note Program (‘the Program’), up to a maximum outstanding amount as of the date of issuance of each class or series of three thousand million American dollars (U$S3,000,000,000.-) or its equivalent in other currencies. Additionally, the Shareholders’ Meeting approved the delegation of powers into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program and the Notes that will be issued under the Program within the maximum outstanding amount authorized by this Shareholders’ Meeting, as well as to establish the opportunities of issuance and re-issuance of the Notes corresponding to each series or class to issue under the Program and all its issuance and re-issuance conditions, with adjustment of the maximum outstanding amount.

8	www.telecom.com.ar

Other Relevant Matters

Merger by Absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company) - Minute of the transfer of operations and issuance of shares

On January 1, 2018 having been fulfilled all the conditions to which the Merger was subject to according to Section Seventh of the Preliminary Merger Agreement and the Final Merger Agreement, on January 1, 2018 was signed the Minute of the Transfer of Operations from the Absorbed Company to the Surviving Company, which complements the Final Merger Agreement subscribed on October 31, 2017.

As a consequence, as it was foreseen in the Preliminary Merger Agreement and in the Final Merger Agreement, since 12:00 am on January 1, 2018 (the ‘Effective Merger Date’), the Merger became effective and, consequently, it has taken place the change of control of the Company, being Cablevisión Holding S.A. its new controlling shareholder since January 1, 2018.

Moreover, in accordance with the Preliminary Merger Agreement and the Final Merger Agreement and the notification received from Fintech Telecom LLC (‘Fintech Telecom’) and Fintech Media LLC (‘Fintech Media’) on December 29, 2017 informing of a corporate reorganization process by which Fintech Telecom absorbed by merger with Fintech Media and VLG Argentina Escindida LLC (a spin-off of VLG Argentina LLC) with effect on the Effective Date of the Merger, the shares whose issuance was approved by the Board of Directors of Telecom Argentina were delivered on January 1, 2018: i) to Fintech Telecom LLC: 342,861,748 Class ‘A’ shares issued by the Company; ii) to Cablevisión Holding S.A.: 406,757,183 Class ‘D’ shares issued by the Company; and iii) to VLG Argentina LLC: 434,909,475 Class ‘D’ shares issued by the Company.

Acceptance of the loan solicitation for up to U$S1,000,000,000

On February 2, 2018 Telecom Argentina took due notice of the acceptance by Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A, in their character as lenders, Citigroup Global Markets Inc., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as joint bookrunners and lead arrangers, Citibank N.A. as administrative agent and the Branch of Citibank N.A, established in the Republic of Argentina, as onshore custody agent, of the loan solicitation performed by the Company for an amount up to U$S1.000.000.000, as requested in a timely manner by the Company in one or more disbursements, and with a 12-month tenor.

Relating to this, the Board of Directors of the Company has approved the financing in the terms described in the loan offer at its meeting held on January 31, 2018.

Additionally, Telecom Argentina has received a disbursement of the loan in the amount of U$S650,000,000 on February 9, 2018.

Due to the fact that since 12:00 am on January 1, 2018 the Merger by Absorption between Telecom Argentina S.A. (the Surviving Company) and Cablevisión S.A. (the Absorbed Company) has become effective, the Company wants to offer to the investor community the results of Cablevision S.A for fiscal years 2017 and 2016.

9	www.telecom.com.ar

Cablevisión S.A. (‘Cablevisión’)

Consolidated results for the annual period (‘FY17’) and fourth quarter for fiscal year 2017 (‘4Q17’)

Highlights

■	Revenues totaled P$40,952 million, an increase of 34.0% vs. el FY16 (P$30,571 million), mainly due to growth subscribers in internet access segment, and the increased ARPU in Cable TV and Internet access segment.

■	Adjusted EBITDA (1) increased 38.6% compared with FY16, reaching P$15,155 million, mostly driven by increased sales in the Internet Access segment, and a higher ARPU in Cable TV and Internet Access segment.

■	Cablevisión´s Adjusted EBITDA Margin (2) for FY17 was 37.0%, compared to 35.8% in FY16.

■	Income for the period for FY17 totaled P$5,895 million, up 43.5% compared with FY16 (P$4,107 million).

in million of P$	FY17	FY16	Δ%	4Q17	4Q16	Δ%
Revenues	40,952	30,571	34.0%	11,174	8,334	34.1%
Adjusted EBITDA (1)	15,155	10,931	38.6%	3,892	2,753	41.4%
Adjusted EBITDA Margin (2)	37.0%	35.8%	1.2 p.p	34.8%	33.0%	1.8 p.p
Income for the Period	5,895	4,107	43.5%	1,339	863	55.3%

(1) Adjusted EBITDA is defined as Revenues minus cost of sales (excluding depreciation and amortization) and selling and administrative expenses (excluding depreciation and amortization). We believe that Adjusted EBITDA is a meaningful measure of our performance. It is commonly used to analyze and compare media companies on the basis of operating performance, leverage and liquidity. Nonetheless, Adjusted EBITDA is not a measure of net income or cash flow from operations and should not be considered as an alternative to net income, an indication of our financial performance, an alternative to cash flow from operating activities or a measure of liquidity. Other companies may compute Adjusted EBITDA in a different manner; therefore, Adjusted EBITDA as reported by other companies may not be comparable to Adjusted EBITDA as we report it.

(2) Adjusted EBITDA Margin is defined as Adjusted EBITDA over Revenues.

Operating Results

Revenues reached P$40,952 million in FY17, an increase of 34.0% compared with FY16. The increase is mostly attributable to the growth in broadband subscribers, speeds upgrades to our current customer base and the up selling of value added services with price adjustments.

in million of P$	FY17	FY16	Δ%	4Q17	4Q16	Δ%
Cable TV	24,589	18,750	31.1%	6,746	4,997	35.0%
Internet Access	12,865	7,697	67.1%	3,690	2,348	57.2%
IDEN Telephony	2,413	2,804	-13.9%	548	683	-19.7%
Others	1,084	1,319	-17.8%	189	306	-38.2%
Total	40,952	30,571	34.0%	11,174	8,334	34.1%

Note:  Figures may not sum up due to rounding.

10	www.telecom.com.ar

FY17
in millon $	Cable TV & Internet Access	IDEN Telephony	Eliminations	Total	%
Video Subscriptions	24,589	—	—	24,589	60.0%
Internet Subscriptions	12,865	—	—	12,865	31.4%
IDEN Telecommunication	—	2,413	—	2,413	5.9%
Other Sales	673	378	33	1,084	2.6%
Total	38,128	2,791	33	40,952	100.0%

FY16
in millon $	Cable TV & Internet Access	IDEN Telephony	Eliminations	Total	%
Video Subscriptions	18,750	—	—	18,750	61.3%
Internet Subscriptions	7,697	—	—	7,697	25.2%
IDEN Telecommunication	—	2,804	—	2,804	9.2%
Other Sales	1,059	507	(247)	1,319	4.3%
Total	27,507	3,311	(247)	30,571	100.0%

Note: Figures may not sum up due to rounding.

Cost of Sales (Excluding Depreciation and Amortization) totaled P$15,489 million in FY17, up 30.9% from P$11,834 million in FY16, due to higher programming costs and higher payroll and social security charges and other personnel expenses, among others.

Selling and Administration Expenses (Excluding Depreciation and Amortization) reached P$10,308 million in FY17, increasing 32.0% vs. FY16 (P$7,806 million). The increase is mainly explained by higher costs due to inflation and higher fees for services, taxes, duties and contributions and salaries.

Adjusted EBITDA reached P$15,155 million in FY17, growing 38.6% from P$10,931 million reported for FY16, driven by higher sales in Cable TV and Internet access segment.

in million of P$	FY17	FY16	Δ%	4Q17	4Q16	Δ%
Cable TV and internet access	15,173	10,495	44.6%	3,995	2,720	46.9%
IDEN telephony and others	(18)	435	-104.0%	(102)	33	-407.9%
Total	15,155	10,931	38.6%	3,893	2,753	41.4%

Note: Figures may not sum up due to rounding.

Depreciation and Amortization Expenses increased 54.0% to P$3.987 million in FY17, compared to P$2.588 in FY16.

Net Financial Results totaled a loss of P$2,612 million in FY17, increasing from a loss of P$2,374 million in FY16. The increase is mainly explained by lower other financial results, net (which reached -P$370 million in FY17, from +P$222 million in FY16) due to lower income from interests and FX results on cash and cash equivalents.

Equity in earnings from unconsolidated affiliates were P$168 million in FY17, compared with P$131 million in FY16.

Other Income (expenses) totaled a gain of P$29 million in FY17, compared to a loss of P$11 in FY16.

Income tax reached P$2,859 million in FY17, compared with P$2,095 million in FY16.

11	www.telecom.com.ar

Income for the period totaled P$5,895 million in FY17, showing an increase of 43.5% vs. FY16 (P$4,107 million). The increase was mainly due to higher EBITDA in the Cable TV and Internet Access segments.

During FY17, the Company invested P$11,681 million, which represented an increase of 28.7% from P$9,076 million reported in FY16. These Capital Expenditures are mainly comprised by subscriber growth, network upgrades and digitalization.

Clients

As of December 31, 2017, total consolidated Cable TV subscribers reached 3,503 thousand, from 3,528 thousand registered in the same period of 2016. Internet subscribers totaled 2,335 thousand as of December 31, 2017 vs. 2,183 thousand as of December 31, 2016.

Cable TV and Internet Access
	FY17	FY16	Δ%	4Q17	4Q16	Δ%
Active Customer Relationship (2)	3.92	3.91	0.2%	3.92	3.91	0.2%
Cable Television Subscribers (1)	89%	90%	-0.8 p.p.	89%	90%	-0.8 p.p.
Broadband Customers (1)	60%	56%	3.8 p.p.	60%	56%	3.8 p.p.
ARPU (excluding Nextel)	796	567	40.5%	887	625	41.9%
Churn Ratio (Annual):
Cable Television	14.6%	13.8%	0.8 p.p.	14.2%	14.3%	-0.1 p.p.
Broadband	17.1%	16.2%	0.9 p.p.	16.3%	16.4%	-0.1 p.p.

Mobile
	FY17	FY16	Δ%	4Q17	4Q16	Δ%
Mobile Postpaid Subs	498	731	-31.9%	498	731	-31.9%
Postpaid ARPU	289	243	19.1%	304	262	15.8%

(1) Subscribers as a percentage of total active customer relationships

(2) Figures in millions

Debt and Liquidity

Total Financial Debt (1) increased from P$9,606 million in FY16 to P$10,905 million in FY17. On the other hand, Net Debt decreased from P$6,936 in FY16 to P$6,451 million in FY17. This represents an increase of 13.5% in Total Debt and a decline of 7.0% in Net Debt. The decrease in Net Debt is mostly explained by an increase in cash and equivalents due to a higher operating cash flow generation.

Debt Coverage Ratio (1) as of December 31th, 2017 was 0.43x in the case of Net Debt and of 0.72x in terms of Total Financial Debt.

(1) Debt Coverage Ratio is defined as Total Financial Debt divided by Adjusted EBITDA (calculated in Ps. for the last twelve months). Total Financial debt is defined as financial loans and debt for acquisitions, excluding accrued interest.

12	www.telecom.com.ar

in million of P$	FY17	FY16	Δ $	Δ %
Short Term and Long Term Debt
Current Financial Debt	933	947	(14)	-1.5%
Financial loans	52	106	(54)	-51.3%
Negotiable obligations	—	—	—	—
Accrued interest (C)	40	41	(1)	-3.0%
Acquisition of equipment	837	791	45	5.7%
Related Parties Capital	4	8	(4)	-52.4%
Non-Current Financial Debt	9,972	8,660	1,313	15.2%
Financial loans	143	—	143	—
Negotiable obligations	9,325	7,945	1,380	17.4%
Acquisition of equipment	505	715	(210)	-29.3%
Total Financial Debt	10,905	9,606	1,298	13.5%
Measurement at fair Value	(61)	(48)	(13)	27.2%
Total Short Term and Long Term (A)	10,844	9,559	1,285	13.4%

Cash and Cash Equivalents (B)	4,414	2,629	1,785	67.9%
Net Debt (A) -(B) - (C)	6,451	6,936	(485)	-7.0%
Net Debt/EBITDA	0.43x	0.63x	-0.21x	—
% USD Debt	100.0%	99.5%	(4.5 p.p)	—
% P$ Debt	0.0%	0.5%	4.5 p.p	—

Note: Figures may not sum up due to rounding.

On October 30th, 2017, within the framework of the merger process between Cablevisión and Telecom, the company called for a Shareholders´ Meeting in order to request to the the holders of its Class A Notes, issued for a nominal amount of U$S500 million, the modification and/or elimination of certain clauses (or part of them) from the ‘Indenture’ celebrated on June 15, 2016 between Cablevisión, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On December 11, 2017, it was celebrated the Extraordinary Shareholders´ Meeting of the Class ‘A’ Notes Holders which had a quorum of 81.8621626% of the total capital and vote amount of the Notes. In the aforementioned Shareholders´ Meeting it was unanimously determined to approve the modifications and/or eliminations of the clauses (or part of them) from the Indenture celebrated on June 15, 2016 between Cablevisión, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On the occasion of the issuance and subsequent modification, aforementioned, of the Company´s Notes, certain commitments have been assumed including: (i) the limitation for the issuance of guarantees by the Company and its subsidiaries, (ii) merger by absorption and merger itself, (iii) limitation to indebtedness above approved ratios, (iv) limitation for the issuance and sale of shares from any significant subsidiary with certain exceptions, among others.

********

13	www.telecom.com.ar

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

As of March 7, 2018, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Antonella Papaleo (5411) 4968 6236	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

www.nextel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow – Telecom Argentina pages 15 to 20 – Cablevisión pages 21 to 23)

*******

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

Consolidated Balance Sheet
	12/31/17	12/31/16	Δ $	Δ %
Cash and cash equivalents	2,831	3,945	(1,114)	-28.2%
Financial Investments	3,486	1,751	1,735	99.1%
Trade receivables	8,636	7,577	1,059	14.0%
Other Receivables	1,431	1,011	420	41.5%
Inventories	1,854	1,278	576	45.1%
Total current assets	18,238	15,562	2,676	17.2%
Financial Investments	2,658	324	2,334	—
Trade receivables	12	208	(196)	-94.2%
Property, plant and equipment (’PP&E’)	28,538	23,165	5,373	23.2%
Intangible assets	7,098	7,592	(494)	-6.5%
Other Receivables	1,044	1,063	(19)	-1.8%
Total non-current assets	39,350	32,352	6,998	21.6%
TOTAL ASSETS	57,588	47,914	9,674	20.2%
Trade payables	11,483	8,979	2,504	27.9%
Deferred revenues	515	443	72	16.3%
Financial debt	3,194	3,266	(72)	-2.2%
Salaries and social security payables	2,051	1,610	441	27.4%
Income tax payables	2,748	724	2,024	—
Other taxes payables	1,505	1,149	356	31.0%
Other liabilities	85	69	16	23.2%
Provisions	406	271	135	49.8%
Total current liabilities	21,987	16,511	5,476	33.2%
Trade payables	101	152	(51)	-33.6%
Deferred revenues	425	445	(20)	-4.5%
Financial debt	9,041	8,646	395	4.6%
Salaries and social security payables	259	184	75	40.8%
Deferred income tax liabilities	48	569	(521)	-91.6%
Income tax payables	2	7	(5)	-71.4%
Other liabilities	220	170	50	29.4%
Provisions	1,626	1,352	274	20.3%
Total non-current liabilities	11,722	11,525	197	1.7%
TOTAL LIABILITIES	33,709	28,036	5,673	20.2%

Equity attributable to Telecom Argentina (Controlling Company)	23,086	19,336	3,750	19.4%
Non-controlling interest	793	542	251	46.3%
TOTAL EQUITY	23,879	19,878	4,001	20.1%
TOTAL LIABILITIES AND EQUITY	57,588	47,914	9,674	20.2%

Consolidated Loans
	12/31/17	12/31/16	Δ $	Δ %
Bank overdrafts - principal	135	1,707	(1,572)	-92.1%
Banks loans - principal	182	839	(657)	-78.3%
Notes - principal	2,158	566	1,592	—
NDF	8	2	6	—
Accrued interest and related expenses	711	152	559	—
Total Current Loans	3,194	3,266	(72)	-2.2%
Notes - principal	—	2,084	(2,084)	-100.0%
Banks loans - principal	8,012	6,562	1,450	22.1%
NDF	9	—	9	—
Accrued interest and related expenses	1,020	—	1,020	—
Total Non Current Loans	9,041	8,646	395	4.6%
Total Loans	12,235	11,912	323	2.7%

Cash and cash equivalents, and Financial Investments	8,975	6,020	2,955	49.1%
Net Financial Position - Cash (Debt)	(3,260)	(5,892)	2,632	-44.7%

15	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

3-	Consolidated Income Statements
		12/31/17	12/31/16	Δ $	Δ %

	Revenues	65,186	53,240	11,946	22.4%
	Other income	133	83	50	60.2%
	Total Revenues & Other Income	65,319	53,323	11,996	22.5%
	Consolidated Operating Costs	(53,207)	(45,480)	(7,727)	17.0%
	Operating income	12,112	7,843	4,269	54.4%
	Finance results, net	(486)	(2,244)	1,758	-78.3%
	Net income before income tax expense	11,626	5,599	6,027	107.6%
	Income tax expense	(3,902)	(1,594)	(2,308)	144.8%
	Net income	7,724	4,005	3,719	92.9%

	Attributable to:
	Telecom Argentina (Controlling Company)	7,630	3,975	3,655	91.9%
	Non-controlling interest	94	30	64	—

	Operating income before D&A	19,356	14,424	4,932	34.2%
	As % of Revenues	29.7%	27.1%

	Finance Income and Expenses	12/31/17	12/31/16	Δ $	Δ %
	Finance Income
	Interest on time deposits	5	1	4	—
	Gains on Mutual Funds	121	61	60	98.4%
	Gains on other investments (notes and public bonds)	979	287	692	—
	Interest on receivables	763	373	390	104.6%
	TUVES shares purchase option	—	11	(11)	-100.0%
	Foreign currency exchange gains	1,217	273	944	—
	Others	30	—	30	—
	Total finance income	3,115	1,006	2,109	—
	Finance expenses
	Interest on financial debt	(928)	(1,613)	685	-42.5%
	Interest on salaries and social security, other taxes and accounts payable	(49)	(37)	(12)	32.4%
	Interest on Provisions	(320)	(207)	(113)	54.6%
	Present value effect of salaries and social security and other taxes payables and other	(3)	(15)	12	-80.0%
	liabilities
	Quinquennial financial costs	(47)	(38)	(9)	23.7%
	Foreign currency exchange losses	(2,224)	(1,328)	(896)	67.5%
	TUVES shares purchase option	(27)	—	(27)	—
	Others	(3)	(12)	9	-75.0%
	Total finance expenses	(3,601)	(3,250)	(351)	10.8%
		(486)	(2,244)	1,758	-78.3%
4-	Consolidated Income Statements
	Three Months Comparison	12/31/17	12/31/16	Δ $	Δ %

	Revenues	17,923	14,422	3,501	24.3%
	Other income	72	47	25	53.2%
	Total Revenues & Other Income	17,995	14,469	3,526	24.4%
	Consolidated Operating Costs	(14,901)	(12,149)	(2,752)	22.7%
	Operating income	3,094	2,320	774	33.4%
	Finance results, net	(210)	(562)	352	-62.6%
	Net income before income tax expense	2,884	1,758	1,126	64.1%
	Income tax expense	(855)	(248)	(607)	—
	Net income	2,029	1,510	519	34.4%

	Attributable to:
	Telecom Argentina (Controlling Company)	1,989	1,504	485	32.2%
	Non-controlling interest	40	6	34	—

	Operating income before D&A	5,110	4,214	896	21.3%
	As % of Revenues	28.5%	29.2%

16	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

		12/31/17	12/31/16	Δ $	Δ %
	REVENUES FROM SERVICES	56,971	45,354	11,617	25.6%
	Fixed Services	19,797	14,923	4,874	32.7%
	Voice	8,505	6,010	2,495	41.5%
	Internet	7,715	5,994	1,721	28.7%
	Data	3,577	2,919	658	22.5%

	Mobile Services	37,174	30,431	6,743	22.2%
	Telecom Personal	34,289	28,049	6,240	22.2%
	Outbound	29,980	24,864	5,116	20.6%
	Postpaid	8,380	6,951	1,429	20.6%
	Monthly basic charges	13,241	10,365	2,876	27.7%
	Prepaid	8,359	7,548	811	10.7%
	Inbound	2,710	1,711	999	58.4%
	From Fixed services - CPP	1,012	779	233	29.9%
	From Mobile services - TLRD	1,698	932	766	82.2%
	Others	1,599	1,474	125	8.5%

	Núcleo	2,885	2,382	503	21.1%
	Outbound	2,525	1,962	563	28.7%
	Postpaid	81	62	19	30.6%
	Monthly basic charges	999	766	233	30.4%
	Prepaid	1445	1134	311	27.4%
	Inbound	141	127	14	11.0%
	From Fixed services - Interconnection	8	9	(1)	-11.1%
	From Mobile services - TLRD	133	118	15	12.7%
	Others	219	293	(74)	-25.3%

	REVENUES FROM EQUIPMENT SALES	8,215	7,886	329	4.2%
	Fixed Services	663	91	572	—
	Mobile Services	7,552	7,795	(243)	-3.1%
	Equipments (Personal)	7,446	7,535	(89)	-1.2%
	Equipments (Núcleo)	106	260	(154)	-59.2%
	REVENUES	65,186	53,240	11,946	22.4%

	OTHER INCOME	133	83	50	60.2%
	Fixed	71	66	5	7.6%
	Mobile - Personal	62	16	46	—
	Mobile - Núcleo	—	1	(1)	-100.0%
	TOTAL REVENUES & OTHER INCOME	65,319	53,323	11,996	22.5%

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TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

6-	Breakdown of the Income Statements
	Three Months Comparison

		12/31/17	12/31/16	Δ $	Δ %
	REVENUES FROM SERVICES	15,325	12,480	2,845	22.8%
	Fixed Services	5,462	4,111	1,351	32.9%
	Voice	2,386	1,682	704	41.9%
	Internet	2,094	1,643	451	27.4%
	Data	982	786	196	24.9%

	Mobile Services	9,863	8,369	1,494	17.9%
	Telecom Personal	9,025	7,752	1,273	16.4%
	Outbound	7,862	6,821	1,041	15.3%
	Postpaid	2,098	1,918	180	9.4%
	Monthly basic charges	3,582	2,869	713	24.9%
	Prepaid	2,182	2,034	148	7.3%
	Inbound	761	543	218	40.1%
	From Fixed services - CPP	236	285	-49	-17.2%
	From Mobile services - TLRD	525	258	267	103.5%
	Others	402	388	14	3.6%

	Núcleo	838	617	221	35.8%
	Outbound	736	536	200	37.3%
	Postpaid	23	18	5	27.8%
	Monthly basic charges	289	206	83	40.3%
	Prepaid	424	312	112	35.9%
	Inbound	40	32	8	25.0%
	From Fixed services - Interconnection	3	2	1	50.0%
	From Mobile services - TLRD	37	30	7	23.3%
	Others	62	49	13	26.5%

	REVENUES FROM EQUIPMENT SALES	2,598	1,942	656	33.8%
	Fixed Services	369	13	356	—
	Mobile Services	2,229	1,929	300	15.6%
	Equipments (Personal)	2,196	1,886	310	16.4%
	Equipments (Núcleo)	33	43	(10)	-23.3%
	REVENUES	17,923	14,422	3,501	24.3%

	OTHER INCOME	72	47	25	53.2%
	Fixed	22	31	(9)	-29.0%
	Mobile - Personal	50	15	35	—
	Mobile - Núcleo	—	1	(1)	-100.0%
	TOTAL REVENUES & OTHER INCOME	17,995	14,469	3,526	24.4%

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TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

7-	Consolidated Income Statements

		12/31/17	12/31/16	Δ $	Δ %
	Revenues	65,186	53,240	11,946	22.4%
	Other income	133	83	50	60.2%
	Total Revenues & Other Income	65,319	53,323	11,996	22.5%
	Employee benefit expenses and severance payments	(12,718)	(9,800)	(2,918)	29.8%
	Interconnection costs and other telecommunication charges	(3,148)	(2,553)	(595)	23.3%
	Fees for services, maintenance, materials and supplies	(6,600)	(5,006)	(1,594)	31.8%
	Taxes and fees with the Regulatory Authority	(6,107)	(5,125)	(982)	19.2%
	Commissions	(3,631)	(3,849)	218	-5.7%
	Cost of equipments and handsets	(6,684)	(6,188)	(496)	8.0%
	Advertising	(1,218)	(874)	(344)	39.4%
	Cost of Value Added Services	(874)	(1,499)	625	-41.7%
	Provisions	(590)	(187)	(403)	—
	Bad debt expenses	(1,113)	(1,228)	115	-9.4%
	Other operating expenses	(3,280)	(2,590)	(690)	26.6%
	Subtotal Operating costs before D&A	(45,963)	(38,899)	(7,064)	18.2%
	Operating income before D&A	19,356	14,424	4,932	34.2%
	D&A	(6,928)	(6,198)	(730)	11.8%
	Disposals and Impairment of PP&E	(316)	(383)	67	-17.5%
	Operating income	12,112	7,843	4,269	54.4%
	Finance Income	3,115	1,006	2,109	—
	Finance Expenses	(3,601)	(3,250)	(351)	10.8%
	Net income before income tax expense	11,626	5,599	6,027	107.6%
	Income tax expense	(3,902)	(1,594)	(2,308)	144.8%
	Net Income	7,724	4,005	3,719	92.9%
	Attributable to:
	Telecom Argentina (Controlling Company)	7,630	3,975	3,655	91.9%
	Non-controlling interest	94	30	64	—

19	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS
	Three Months Comparison

		12/31/17	12/31/16	Δ $	Δ %
	Revenues	17,923	14,422	3,501	24.3%
	Other income	72	47	25	53.2%
	Total Revenues & Other Income	17,995	14,469	3,526	24.4%
	Employee benefit expenses and severance payments	(3,560)	(2,587)	(973)	37.6%
	Interconnection costs and other telecommunication charges	(853)	(599)	(254)	42.4%
	Fees for services, maintenance, materials and supplies	(1,844)	(1,426)	(418)	29.3%
	Taxes and fees with the Regulatory Authority	(1,691)	(1,326)	(365)	27.5%
	Commissions	(946)	(1,054)	108	-10.2%
	Cost of equipments and handsets	(2,046)	(1,557)	(489)	31.4%
	Advertising	(449)	(326)	(123)	37.7%
	Cost of Value Added Services	(184)	(357)	173	-48.5%
	Provisions	(233)	(81)	(152)	187.7%
	Bad debt expenses	(193)	(384)	191	-49.7%
	Other operating expenses	(886)	(558)	(328)	58.8%
	Subtotal Operating costs before D&A	(12,885)	(10,255)	(2,630)	25.6%
	Operating income before D&A	5,110	4,214	896	21.3%
	D&A	(1,795)	(1,713)	(82)	4.8%
	Disposals and Impairment of PP&E	(221)	(181)	(40)	22.1%
	Operating income	3,094	2,320	774	33.4%
	Finance Income	1,342	405	937	—
	Finance Expenses	(1,552)	(967)	(585)	60.5%
	Net income before income tax expense	2,884	1,758	1,126	64.1%
	Income tax expense	(855)	(248)	(607)	—
	Net Income	2,029	1,510	519	34.4%
	Attributable to:
	Telecom Argentina (Controlling Company)	1,989	1,504	485	32.2%
	Non-controlling interest	40	6	34	—

20	www.telecom.com.ar

CABLEVISIÓN S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos) *

1-	Consolidated Balance Sheet

	12/31/17	12/31/16	Δ $	Δ %
Inventories	83	267	(183)	-68.8%
Other receivables	828	633	195	30.8%
Trade receivables	1,753	1,674	80	4.8%
Investments	110	620	(510)	-82.3%
Cash and cash equivalents	4,414	2,629	1,785	—
Total current assets	7,188	5,822	1,366	23.5%
Property, plant and equipment (’PP&E’)	22,080	15,378	6,702	43.6%
Intangible assets	2,368	1,921	447	23.2%
Goodwill	4,109	4,042	67	1.7%
Investments in associates	250	277	(27)	-9.6%
Investments	—	1,133	(1,133)	-100.0%
Deferred tax assets	44	71	(28)	-38.6%
Other receivables	237	290	(53)	-18.3%
Total non-current assets	29,088	23,113	5,976	25.9%
TOTAL ASSETS	36,276	28,935	7,341	25.4%
Bank and financial Debt	937	979	(42)	-4.3%
Taxes payable	1,858	1,620	238	14.7%
Other liabilities	4,181	247	3,934	—
Trade payables and other	5,637	4,357	1,279	29.4%
Total current liabilities	12,613	7,203	5,410	75.1%
Bank and financial Debt	9,907	8,579	1,328	15.5%
Deferred tax liabilities	266	375	(109)	-29.1%
Provisions and other charges	1,092	955	137	14.3%
Taxes payable	3	4	(1)	-21.9%
Other liabilities	134	110	24	21.7%
Total non-current liabilities	11,402	10,024	1,379	13.8%
TOTAL LIABILITIES	24,015	17,227	6,788	39.4%

Attributable to shareholders of the parent company
Shareholders’ contribution	1,200	1,200	—	—
Reserves and accumulated income	10,493	10,082	412	4.1%
Attributable to non-controlling interests	567	426	141	33.1%
TOTAL EQUITY	12,260	11,708	553	4.7%
TOTAL LIABILITIES AND EQUITY	36,276	28,935	7,341	25.4%

(*) Figures may not sum up due to rounding.

21	www.telecom.com.ar

CABLEVISIÓN S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos) *

2-	Consolidated Statement of Comprehensive Income

	12/31/17	12/31/16	Δ $	Δ %
Continuing operations
Revenues	40,952	30,571	10,381	34.0%
Cost of sales (1)	(19,109)	(14,190)	(4,919)	34.7%
Gross income	21,843	16,381	5,462	33.3%
Selling expenses (1)	(5,992)	(4,398)	(1,594)	36.2%
Administrative expenses (1)	(4,682)	(3,641)	(1,042)	28.6%
Other income and expenses, net	29	(11)	41	—
Results of acquisition of companies	—	114	—	—
Subtotal - Financial Results	(2,612)	(2,374)	(237)	10.0%
of which Financial costs	(2,242)	(2,597)	355	-13.7%
of which Other financial results, net	(370)	222	(592)	—
Equity in earnings from associates	168	131	36	27.7%
Net income before income tax	8,754	6,202	2,551	41.1%
Income tax	(2,859)	(2,095)	(764)	36.5%
Net income for the year	5,895	4,107	1,788	43.5%

Other comprehensive income
Items which can be reclassified to net income
Variation in translation differences of foreign operations	336	422	(86)	-20.4%
Total comprehensive income for the period	6,231	4,529	1,702	37.6%

Net income attributable to:
Shareholders of the controlling company	5,815	4,045	1,769	43.7%
Non-controlling interest	80	62	18	29.5%
Total comprehensive income attributable to:
Shareholders of the controlling company	6,090	4,395	1,695	38.6%
Non-controlling interest	141	134	7	5.0%

(*) Figures may not sum up due to rounding.

(1) Includes amortization of intangible assets and depreciation of property, plant and equipment of P 3,987 million and P$2,588 million at December 31, 2017 and 2016, respectively.

22	www.telecom.com.ar

CABLEVISIÓN S.A.

Consolidated information

Annual period and Fourth Quarter - Fiscal Year 2017

(In million of Argentine pesos) *

3-	Consolidated Statement of Comprehensive Income 3 months comparison

	12/31/17	12/31/16	Δ $	Δ %
Continuing operations
Revenues	11,174	8,334	2,841	34.1%
Cost of sales (1)	(5,531)	(4,060)	(1,471)	36.2%
Gross income	5,643	4,274	1,369	32.0%
Selling expenses (1)	(1,562)	(1,336)	(227)	17.0%
Administrative expenses (1)	(1,335)	(1,060)	(275)	26.0%
Other income and expenses, net	19	(9)	28	—
Results of acquisition of companies	—	—	—	—
Subtotal - Financial Results	(1,023)	(524)	(500)	95.4%
of which Financial costs	(955)	(563)	(392)	69.5%
of which Other financial results, net	(68)	40	(108)	—
Equity in earnings from associates	52	31	20	64.8%
Net income before income tax	1,793	1,377	416	30.2%
Income tax	(454)	(515)	61	-11.8%
Net income for the year	1,339	863	476	55.2%

Other comprehensive income
Items which can be reclassified to net income
Variation in translation differences of foreign operations	210	155	55	35.6%
Total comprehensive income for the period	1,549	1,018	532	52.2%

Net income attributable to:
Shareholders of the controlling company	1,312	842	470	55.8%
Non-controlling interest	27	20	7	33.1%
Total comprehensive income attributable to:
Shareholders of the controlling company	1,478	959	520	54.2%
Non-controlling interest	71	59	12	20.0%

(*) Figures may not sum up due to rounding.

(1) Includes amortization of intangible assets and depreciation of property, plant and equipment of P$1,147 million and P$875 million at December 31, 2017 and 2016, respectively.

23	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	March 8, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations